Company Fidelity International Ltd
                  TIDM
                  Headline Rule 8 - Oxford Glycosciences
                  Released 17:09 14 Apr 2003
                  Number 0277K






RNS Number:0277K

Fidelity International Ltd

14 April 2003

Date of Disclosure     APRIL 14, 2003

                    DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
                       OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing     APRIL 11, 2003

Dealing in     OXFORD GLYCOSCIENCES PLC         (name of company)

1)  Class of securities (eg ordinary shares)     ORDINARY SHARES

2)  Amount bought                Amount sold        Price per unit

                                 6,044,861           .8599480 $/SHARE


3)  Resultant total of the same class owned or controlled

    (and percentage of class)     204,216         ( 0.37 %)


4) Party making disclosure     FIDELITY INTERNATIONAL LIMITED


5)  EITHER (a) Name of purchaser/vendor (Note 1)
    OR     (b) if dealing for discretionary client(s), name of fund
               management organisation
               FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES

6)  Reason for disclosure (Note 2)
    (a) associate of (i) offeror (Note 3)                       NO
                    (ii) offeree company                        YES

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

     (b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above  N/A

(Also print name of signatory)     ELEANOR CHEMLEN

Telephone and extension number     (1) 617 563-1416


Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.  Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026


                      This information is provided by RNS
            The company news service from the London Stock Exchange
END